The Great Restaurant Development Holdings Limited

Ground Floor and 1st Floor

No. 73 Chung On Street

Tsuen Wan, New Territories

Hong Kong

January 13, 2025

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Nicolas Nalbantian

Re:	Great Restaurant Development Holdings Ltd Registration Statement on Form F-1 Submitted December 6, 2024 File No. 333-283646

Dear Mr. Nalbantian:

On behalf of The Great Restaurant Development Holdings Limited (the “Company”), we submit this letter in response to the comment letter dated December 18, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 submitted on December 6, 2024. Concurrently with the submission of this letter, we hereby file, via EDGAR, the Amended No.1 to Registration Statement on Form F-1 (“F-1/A1”), which has been revised to reflect the Staff’s comments as well as certain other updates to the F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in F-1/A1. Capitalized terms used but not otherwise defined herein have the meanings set forth in F-1/A1.

Registration Statement on Form F-1, Filed December 6, 2024

Definitions, page 3

1. On page 3, in the definition of “Articles of Association” you have removed reference to amended and restated articles of association adopted on August 3, 2023, instead referring to the original articles of association adopted on March 8, 2018. Please confirm whether the August 3, 2023 amended and restated articles of association was adopted, and if so, why it is no longer referred to in your registration statement.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure to include the most updated memorandum and articles of association of the Company, which was adopted on December 6, 2024. A copy of the Articles of Association is being filed as Exhibit 3.1 to the F-1/A1.

2. On page 5, in the definition of “Memorandum of Association,” please include the date the amended memorandum of association was adopted.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have included the date the amended memorandum of association was adopted on page 5.

Capitalization, page 43

3. Please remove your proforma as adjusted (Over-allotment option exercised) column. In addition, remove the similar column and related disclosures in your dilution disclosure.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have removed the pro forma as adjusted (over-allotment option exercised) column, as well as the similar column in the dilution section on pages 43 and 45.

Exhibits

4. We note counsel’s opinion that the statements under the caption “Material Tax Considerations” in the prospectus forming part of the Registration Statement, to the extent that they constitute statements of Cayman Islands law, are accurate in all material respects. This statement fails to identify the specific tax issue on which counsel is opining. Please have counsel revise to opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. Refer to Section III.C.2. of Staff Legal Bulletin No. 19 (CF) located at our website.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the Cayman counsel has revised the opinion in Exhibit 5.1 in F-1/A1.

5. We note that in the previous amendment you included an Insider Trading Policy as an exhibit, but in this amendment the exhibit has been removed. We also note that you still refer to an insider trading policy on page 107 of the registration statement. Please clarify why the Insider Trading Policy was removed as an exhibit.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure regarding the insider trading policy on page 107 and refiled exhibit 11.1.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Siu Ming Law
Siu Ming Law
Chief Executive Officer